Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	July	2018
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated July 2, 2018 - Neovasc Announces Filing of Shelf Prospectus and Form F-10 Registration Statement
Document 2	News Release dated July 2, 2018 - Tiara and Reducer Featured at CSI Frankfurt 2018

DOCUMENT 1

Neovasc Announces Filing of Shelf Prospectus and Form F-10 Registration Statement

NASDAQ, TSX: NVCN

VANCOUVER, July 2, 2018 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) announced today that it has filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada, other than Quebec, and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC") under the U.S./Canada Multijurisdictional Disclosure System.

"This new base shelf prospectus will replace our existing base shelf prospectus that expires on July 9, 2018," commented Chris Clark, Neovasc's Chief Financial Officer. "The renewal of a base shelf prospectus is a routine filing that enables us to more easily access the capital markets in the future, but we are not actively raising new capital at the moment."

The base shelf prospectus and the Registration Statement, once clear and effective, respectively, will allow Neovasc to offer up to U.S.$100,000,000 of common shares, preferred shares, debt securities, subscription receipts, units and warrants from time to time over a 25-month period after Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus. The terms of such future offerings, if any, will be established at the time of such offerings and will be set forth in a prospectus supplement to the base shelf prospectus filed with applicable Canadian securities regulatory authorities and with the SEC.

The Registration Statement filed today with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the Registration Statement, including the related prospectus, may be obtained by submitting a request to Chris Clark, Chief Financial Officer, at Neovasc's address at 5138-13562 Maycrest Way, Richmond, British Columbia, Canada, V6V 2J7. A copy of the preliminary short form base shelf prospectus can also be found on SEDAR at www.sedar.com, and a copy of the Registration Statement can be found on the SEC website at www.sec.gov.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding clearance of the base shelf prospectus with applicable Canadian regulatory authorities and effectiveness of registration statement, and the ability of the Company to successfully close any future financing pursuant to the base shelf prospectus or shelf registration statement. Words and phrases such as "believes," "may", "not yet" and "will" and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the warrants (the "Warrants") and senior secured convertible notes (the "Notes") issued pursuant to the November 2017 underwritten public offering and concurrent private placement (together, the "2017 Financings"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and other factors referenced in the Company's filings with Canadian and U.S. securities regulators. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the quarter ended March 31, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

View original content:http://www.prnewswire.com/news-releases/neovasc-announces-filing-of-shelf-prospectus-and-form-f-10-registration-statement-300675155.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2018/02/c3931.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604-248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 07:30e 02-JUL-18

DOCUMENT 2

Tiara and Reducer Featured at CSI Frankfurt 2018

NASDAQ, TSX: NVCN

VANCOUVER, July 2, 2018 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TZX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, today announced that its Tiara™ ("Tiara"), a transcatheter treatment of mitral valve disease, and the Neovasc Reducer™ ("Reducer"), a CE-Marked medical devices used for the treatment of refractory angina, were both featured in presentations at the CSI Frankfurt 2018 conference held on June 27-30, 2018 in Frankfurt, Germany. CSI Frankfurt is one of the leading conferences on congenital, structural and valvar percutaneous heart interventions worldwide.

"The CSI conference is an important event for us every year, as it brings together some of the leading cardiologists and cardiac surgeons from across the world to discuss new innovative technologies and procedures for transcatheter treatment of structural heart diseases. This year, new Reducer clinical data was presented in a scientific session entitled: Structural meets coronary – Reducer for the treatment of refractory angina. The clinical data presented again demonstrated the clinical benefits of the Reducer in improving quality of life of patients suffering from disabling angina, as well as improving exercise capability. Moreover, data was also presented demonstrating the cost effectiveness of the Reducer therapy compared to the current standard of care," commented Fred Colen, Neovasc's Chief Executive Officer.

"An update on our Tiara – Transcatheter Mitral Valve clinical program was also presented in the meeting, emphasizing the excellent results of the two ongoing clinical trials, the Tiara-I early feasibility U.S./Canadian trial and the Tiara-II, a European CE Mark clinical trial," concluded Colen.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc ReducerTM, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the TiaraTM, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws the future performance of the Reducer and theTiara, the anticipated results of clinical trials relating to the Tiara, the cost-effectiveness of the Reducer relative to the current standard of care and growth of the cardiovascular marketplace. Words and phrases such as "believes,", "anticipates" "may", "not yet" and "will" and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the warrants (the "Warrants") and senior secured convertible notes (the "Notes") issued pursuant to the November 2017 underwritten public offering and concurrent private placement (together, the "2017 Financings"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and other factors referenced in the Company's filings with Canadian and U.S. securities regulators. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the quarter ended March 31, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

View original content:http://www.prnewswire.com/news-releases/tiara-and-reducer-featured-at-csi-frankfurt-2018-300675158.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2018/02/c2454.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 07:35e 02-JUL-18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	July 3, 2018	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer